UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 5)

SunPower Corporation

(Name of Subject Company – Issuer)

Total Gas & Power USA, SAS

an indirect wholly-owned subsidiary of

TOTAL S.A.

(Names of Filing Persons – Offeror)

CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE CLASS B COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

867652109 867652307

(CUSIP Number of Class of Securities)

Jonathan E. Marsh Group U.S. Counsel TOTAL S.A. 2, place Jean Millier La Défense 6 92400 Courbevoie France 011-331-4744-4546	Jérôme Schmitt Group Treasurer TOTAL S.A. 2, place Jean Millier La Défense 6 92400 Courbevoie France 011-331-4744-4546

Copies to:

David J. Segre Richard Cameron Blake Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Michael S. Ringler Denny Kwon Wilson Sonsini Goodrich & Rosati Professional Corporation One Market Plaza, Spear Tower, Suite 3300 San Francisco, California 94105 (415) 947-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,394,457,856.50	$161,897

*	Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by multiplying 34,756,682 shares of Class A Common Stock and 25,220,000 shares of Class B Common stock, which is 59,976,682 total shares of common stock, by the offer price of $23.25 per share of common stock of SunPower.
**	Estimated for purposes of calculating the amount of the filing fee only. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by .0001161.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $160,244	Filing Party: Total Gas & Power USA, SAS and TOTAL S.A.
Form or Registration No.: Schedule TO	Date Filed: May 3, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (cross-border issuer tender offer).
☐	Rule 14d-1(d) (cross-border third-party tender offer).

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 3, 2011 (as amended, supplement or modified from time to time, the “Schedule TO”) by Total S.A., a société anonyme organized under the laws of the Republic of France (“Total”), and Total Gas & Power USA, SAS, a société par actions simplifiée organized under the laws of the Republic of France and an indirect wholly owned subsidiary of Total (“Purchaser”). The Schedule TO relates to the offer by Purchaser to purchase up to 34,144,400 shares of Class A Common Stock, par value $0.001 per share, of SunPower Corporation, a Delaware corporation (“SunPower”), together with the associated preferred stock purchase rights issued in connection with and subject to the Rights Agreement (the “Rights Agreement”), dated as of August 12, 2008, by and between SunPower and Computershare Trust Company, N.A., as amended (the “Class A Shares”), and up to 25,220,000 shares of Class B Common Stock, par value $0.001 per share, of SunPower, together with the associated preferred stock purchase rights issued in connection with and subject to the Rights Agreement (the “Class B Shares” and together with the Class A Shares, the “Shares”), for $23.25 per Share, net to the holder thereof in cash (the “Offer Price”), without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 3, 2011 (as amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal”), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively (which collectively constitute the “Offer”).

This Amendment is the final amendment of the Schedule TO and, in accordance with Instruction H of the General Instructions to Schedule TO, constitutes Total’s and Purchaser’s disclosure under Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to the Shares Purchaser acquired in the Offer.

The information set forth in the Offer to Purchase is hereby incorporated by reference in answer to Items 1 through 11 of the Schedule TO and is amended, supplemented and modified by the information specifically provided in this Amendment. All capitalized terms used in this Amendment but not otherwise defined herein have the meanings given to them in the Offer to Purchase.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Items 1 through 11 and Item 13

At 12:00 midnight, New York City time, on Tuesday, June 14, 2011, the Offer expired. The Depositary for the Offer has advised Total and Purchaser that, as of the expiration of guaranteed delivery period associated with the Offer, a total of 37,009,624 Class A Shares and 38,732,300 Class B Shares were validly tendered and not properly withdrawn in accordance with the terms of the Offer (including Shares delivered by guaranteed delivery procedures), representing approximately 63.9% of the Class A Shares and 92.1% of the Class B Shares outstanding at the close of business on June 13, 2011.

Purchaser has accepted for payment 34,756,682 Class A Shares and 25,220,000 Class B Shares validly tendered and not properly withdrawn in accordance with the terms of the Offer and payment for such Shares will be made promptly, in accordance with the terms of the Offer.

The final proration factor, as reported to Purchaser by the Depositary, was 93.91246% for the Class A Shares and 65.11365% for the Class B Shares (including Shares delivered through guaranteed delivery procedures).

On June 21, 2011, Total and SunPower issued a press release announcing the successful completion of and the final proration factors for the Offer. The full text of the press release is set forth as Exhibit (a)(1)(K) hereto and is incorporated by reference herein.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended, supplemented and modified to add the following exhibit:

(a)(1)(K)	Press release dated June 21, 2011.**

**	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2011	TOTAL S.A.

	By:	/s/ Jérôme Schmitt
Name: Jérôme Schmitt
Title: Treasurer

TOTAL GAS & POWER USA, SAS

	By:	/s/ Arnaud Chaperon
Name: Arnaud Chaperon
Title: Chairman

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated May 3, 2011.* †

(a)(1)(B)	Letter of Transmittal (including Substitute Form W-9).* †

(a)(1)(C)	Notice of Guaranteed Delivery.* †

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.* †

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.* †

(a)(1)(F)	Press Release, issued on April 28, 2011, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by SunPower on April 28, 2011.

(a)(1)(G)	Form of Summary Advertisement as published on May 3, 2011 in The Wall Street Journal.*

(a)(1)(H)	Press release dated May 24, 2011.*

(a)(1)(I)	Press release dated June 7, 2011.*

(a)(1)(J)	Press release dated June 15, 2011.*

(a)(1)(K)	Press release dated June 21, 2011.**

(b)	Not applicable.

(d)(1)	Tender Offer Agreement, dated as of April 28, 2011, by and between Purchaser and SunPower, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by SunPower on May 2, 2011.

(d)(2)	Credit Support Agreement, dated as of April 28, 2011, by and between Total and SunPower, incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by SunPower on May 2, 2011.

(d)(3)	Affiliation Agreement, dated as of April 28, 2011, by and between Purchaser and SunPower, incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by SunPower on May 2, 2011.

(d)(4)	Registration Rights Agreement, dated as of April 28, 2011, by and between Purchaser and SunPower, incorporated herein by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by SunPower on May 2, 2011.

(d)(5)	Research & Collaboration Agreement, dated as of April 28, 2011, by and between Purchaser and SunPower, incorporated herein by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by SunPower on May 2, 2011.

(d)(6)	Guaranty, dated as of April 28, 2011, by and between Total and SunPower, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by SunPower on May 2, 2011.

(d)(7)	Guaranty, dated as of April 28, 2011, by and between Total and SunPower, incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by SunPower on May 2, 2011.

(d)(8)	Confidentiality Agreement, as amended and restated, dated as of November 4, 2010 by and between Total Gas & Power Ventures SAS and SunPower.*

(d)(9)	Amendment to Tender Offer Agreement, dated as of June 7, 2011, by and between Purchaser and SunPower, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by SunPower on June 7, 2011.

(d)(10)	Amendment to Affiliation Agreement, dated as of June 7, 2011, by and between Purchaser and SunPower, incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by SunPower on June 7, 2011.

(d)(11)	Amendment to Credit Support Agreement, dated as of June 7, 2011, by and between Purchaser and SunPower, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by SunPower on June 7, 2011.

(d)(12)	Amendment to Research & Collaboration Agreement, dated as of June 7, 2011, by and between Purchaser and SunPower, incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by SunPower on June 7, 2011.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.
†	Included in mailing to stockholders.
**	Filed herewith.